SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three-year period ending 2000

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935, as amended ("PUCHA"), and Rule 71 thereunder by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof


1.   Name and business address of person filing statement.

         William J. Grealis
         Cinergy Corp.
         139 East Fourth Street
         Cincinnati, Ohio  45202

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

         Not applicable.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

         Cinergy Corp. and its subsidiary companies

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

         President of The Cincinnati Gas & Electric Company, The Union Light, Heat and Power Company, Tri-State Improvement Company, Lawrenceburg Gas Company, The West Harrison Gas and Electric Company, Miami Power Corporation, KO Transmission Company, Cinergy Investments, Inc., Cinergy-Cadence, Inc., Cinergy Communications, Inc., Cinergy Resources, Inc., Cinergy Solutions, Inc., Cinergy Technology, Inc., Enertech Associates, Inc., PSI Energy Argentina, Inc., PSI Argentina, Inc., Costanera Power Corp., PSI Power Resource Development, Inc., PSI Sunnyside, Inc., PSI T&D International, Inc., and PSI Yacyreta, Inc.

         Vice President of Cinergy Corp., Cinergy Services, Inc.,
         Cinergy UK, Inc., Cinergy Engineering, Inc., and Cinergy
         Global Power, Inc.

         In addition to the foregoing positions, the undersigned may be employed in the same position or other positions with other of the companies in the Cinergy system

         In such capacities, the undersigned may participate in presenting, advocating, or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of the Public Utility Holding Company Act of 1935, as amended, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

         It is anticipated that the amount, nature and source of compensation to be received by the undersigned for the current year from the companies described in item 3 above may be set forth in detail in a proxy statement for use in connection with the 1999 annual meeting of shareholders of Cinergy Corp. (the "Cinergy 1999 Proxy Statement"), copies of which shall be duly filed with the Commission, in accordance with the Securities Exchange Act of 1934 and the proxy regulations thereunder. A portion of the compensation described therein may be attributable to activities within the scope of Section 12(i). In any event, it is anticipated that the base salary to be paid to the undersigned for the current year will not exceed $500,000.

         During the calendar years 1999 and 2000, it is estimated that the undersigned will receive compensation comparable to that received in 1998, but the exact amount and basis of compensation cannot presently be forecast with any degree of precision. The undersigned receives compensation payments from Cinergy Services, Inc., which in turn may charge or allocate all or a portion of such compensation expense to one or more of the other companies described in item 3 above in accordance with applicable service agreements and orders of the Commission.


    (b)  Basis for compensation if other than salary.

         Information relating to the basis of any non-salary compensation paid to the undersigned will be set forth in the Cinergy 1999 Proxy Statement. Certain portions of the undersigned's compensation are determined pursuant to an employment agreement between Cinergy Corp. and the undersigned. Other elements of the undersigned's compensation are determined pursuant to the terms of benefit plans or by the payor's board of directors.




Date:  March 5, 1998         Signed:   /s/ William J. Grealis

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C

Three-year period ending December 31, 2000

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), and Rule 71 thereunder by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof


1.     Name and business address of person filing statement.

         James E. Rogers
         Cinergy Corp.
         139 East Fourth Street
         Cincinnati, Ohio  45202

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule 71.

         Not applicable.

3. Registered holding company and subsidiary companies by which the undersigned is regularly employed or retained.

         Cinergy Corp. and its subsidiary companies

4. Position or relationship in which the undersigned is employed or retained by Cinergy Corp. or its subsidiary companies, and brief description of nature of services to be rendered in that capacity.

         Vice Chairman, President and Chief Executive Officer of Cinergy Corp. and Cinergy Services, Inc.

         Vice Chairman and Chief Executive Officer of PSI Energy, Inc., The Cincinnati Gas & Electric Company, Lawrenceburg Gas Company, The Union Light, Heat and Power Company, The West Harrison Gas and Electric Company, Miami Power Corporation, KO Transmission Company, and Cinergy Investments, Inc.

         In addition to the foregoing positions, the undersigned may be employed in the same position or other positions with various other companies in the Cinergy system.

         In such capacities, the undersigned may participate in presenting, advocating, or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of PUHCA, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

         It is anticipated that the amount, nature and source of compensation to be received by the undersigned for the current year from the companies described in item 3 above will be set forth in detail in a proxy statement for use in connection with the 1999 annual meeting of shareholders of Cinergy Corp. (the "Cinergy 1999 Proxy Statement"), copies of which shall be duly filed with the Commission, in accordance with the Securities Exchange Act of 1934 and the proxy regulations thereunder. A portion of the compensation described therein may be attributable to activities within the scope of Section 12(i).

         During the calendar years 1999 and 2000, it is estimated that the undersigned will receive compensation comparable to that received in 1998, but the exact amount and basis of compensation cannot presently be forecast with any degree of precision. The undersigned receives compensation payments from Cinergy Services, Inc., which in turn may charge or allocate all or a portion of such compensation expense to one or more of the other companies described in item 3 above in accordance with applicable service agreements and orders of the Commission.

       (b)  Basis for compensation if other than salary.

         Information relating to the basis of any non-salary compensation paid to the undersigned will be set forth in the Cinergy 1999 Proxy Statement. Certain portions of the undersigned's compensation are determined pursuant to an employment agreement between Cinergy Corp. and the undersigned. Other elements of the undersigned's compensation are determined pursuant to the terms of benefit plans or by the payor's board of directors.


Date:  March 5, 1998                  Signed:  /s/ James E. Rogers